Exhibit 99.1

Stellantis Simplifies Its Organization

AMSTERDAM, February 3, 2025 – Stellantis today takes steps to simplify its organization according to the changes communicated in December 2024. These measures allow for the right balance between regional and global responsibilities to enable speed of decision and execution. They further reinforce Stellantis’ commitment to listening to the voice of the customer and lay the ground for renewed growth.

•Through targeted organizational adjustments, the regions now have enhanced local decision-making and execution capabilities in respect of product planning, product development, industrial and commercial activities, while maintaining coordination with the Company’s global functions to best serve their customers.

•Software activities are now integrated into a Product Development & Technology organization, led by Ned Curic, streamlining the process of bringing to market innovative products and services for all the brands in all the markets where the Company operates.

•In addition to his current role as America’s Regions COO, Antonio Filosa takes on the global leadership of Quality, which is core to the Company’s promise to customers.

•Corporate Affairs and Communications are combined to better support the Company’s constant engagement with all its stakeholders led by Clara Ingen-Housz.

•A new Marketing Office is created, led by Olivier François, regrouping the brand marketers to better support the brands, in particular through its advertising, global events and sponsorships.

Additional leadership changes include:

•Bob Broderdorf is appointed to lead the Jeep® brand.

•Alain Favey joins Stellantis and is appointed to lead the Peugeot brand.

•Xavier Peugeot is appointed to lead the DS Automobiles brand.

•Anne Abboud is appointed to lead Stellantis Pro One commercial vehicles unit.

Stellantis Chairman John Elkann said: “Building on the changes made in December, today’s announcements will further simplify our organization and increase our local agility and rigor of execution. We look forward to driving growth by providing our customers with an even larger choice of great combustion, hybrid and electric vehicles.”

As announced in early December 2024, the process to appoint the new permanent Chief Executive Officer is well under way, managed by a Special Committee of the Board of Directors, and will be concluded within the first half of 2025.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com